EXHIBIT 5.1

[Calfee, Halter & Griswold LLP Letterhead]

January 12, 2005

Board of Directors of
DATATRAK International, Inc.
6150 Parkland Boulevard
Mayfield Heights, Ohio 44124

Members of the Board:

     We are familiar with the proceedings taken and proposed to be taken by DATATRAK International, Inc., an Ohio corporation (the “Company”), with respect to the 580,577 Common Shares, without par value, of the Company (the “Common Shares”), to be offered and sold from time to time by (i) certain selling shareholders who acquired 486,313 Common Shares and who may acquire up to 72,948 Common Shares upon the exercise of warrants issued pursuant to the Share Purchase Agreement, dated as of December 23, 2004, among the Company and certain selling shareholders (the “Share Purchase Agreement”), and (ii) representatives of the Company’s placement agent, who may acquire up to 21,316 Common Shares upon the exercise of warrants issued to the representatives of the placement agent as a result of the consummation of the Share Purchase Agreement. As counsel for the Company, we have assisted in the preparation of a Registration Statement on Form S–3 (the “Registration Statement”) to be filed by the Company with the Securities and Exchange Commission to effect the registration of the Common Shares under the Securities Act of 1933, as amended (the “Act”).

     For the purposes of this opinion, we have examined the Sixth Amended and Restated Articles of Incorporation of the Company, the Third Amended and Restated Code of Regulations of the Company, as amended, and such other documents and records as we have deemed necessary for purposes of this opinion, and based thereon, we are of the opinion that (i) the 486,313 Common Shares acquired by the selling shareholders pursuant to the Share Purchase Agreement, which are covered by the Registration Statement, are validly issued, fully paid and non-assessable, (ii) the 72,948 Common Shares that may be issued upon the exercise of warrants issued to the selling shareholders pursuant to the Share Purchase Agreement, which are covered by the Registration Statement, will, upon payment of consideration as set forth in the applicable warrant, be validly issued, fully paid and non-assessable upon such issuance, and (iii) the 21,316 Common Shares that may be issued upon the exercise of warrants issued to representatives of the placement agent as a result of the consummation of the Share Purchase Agreement, which are covered by the Registration Statement, will, upon payment of consideration as set forth in the applicable warrant, be validly issued, fully paid and non-assessable upon such issuance.

     We are attorneys licensed to practice law in the State of Ohio. The opinions expressed herein are limited solely to the laws of the State of Ohio. We express no opinion under the laws of any other jurisdiction.

     We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement, and to the use of our name therein under the caption “Legal Matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Calfee, Halter & Griswold LLP

CALFEE, HALTER & GRISWOLD LLP